SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended June 27, 2003

Fresh Del Monte Produce Inc.

(Exact Name of Registrant as Specified in Its Charter)

The Cayman Islands
(State or Other Jurisdiction of
Incorporation or Organization)
Walker House, Mary Street
P.O. Box 908GT
George Town, Grand Cayman
(Address of Registrant’s Principal Executive Office)
c/o Del Monte Fresh Produce Company
241 Sevilla Avenue
Coral Gables, Florida 33134
(Address of Registrant’s U.S. Executive Office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F [X] Form 40-F [  ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  [  ]   No  [X]

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in millions)

	June 27,	December 27,
	2003	2002

	Unaudited
Assets
Current assets:
Cash and cash equivalents	$50.8	$9.5
Trade accounts receivable, net of allowance of $16.3 and $17.8, respectively	200.6	162.4
Advances to growers and other receivables, net of allowance of $15.1 and $16.7, respectively	33.2	34.7
Inventories	182.0	188.4
Deferred income taxes	4.9	4.8
Prepaid expenses and other current assets	14.7	9.4

Total current assets	486.2	409.2

Investments in unconsolidated companies	16.3	23.0
Property, plant and equipment, net	723.2	703.9
Deferred income taxes	22.8	22.5
Other noncurrent assets	28.6	22.3
Goodwill	156.0	81.9

Total assets	$1,433.1	$1,262.8

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (continued)
(U.S. dollars in millions, except share data)

	June 27,	December 27,
	2003	2002

	Unaudited
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$293.4	$231.0
Current portion of long-term debt and capital lease obligations	18.6	40.0
Deferred income taxes	8.7	8.6
Income taxes payable	20.3	26.2

Total current liabilities	341.0	305.8

Long-term debt	17.5	31.1
Capital lease obligations	18.3	16.2
Retirement benefits	57.7	59.2
Other noncurrent liabilities	57.7	56.7
Deferred income taxes	26.2	26.0

Total liabilities	518.4	495.0

Minority interest	3.7	8.3
Commitments and contingencies
Shareholders’ equity:
Preferred shares, $0.01 par value; 50,000,000 shares authorized; none issued or outstanding	—	—
Ordinary shares, $0.01 par value; 200,000,000 shares authorized; 56,433,318 and 56,206,012 shares issued and outstanding, respectively	0.6	0.6
Paid-in capital	357.1	355.3
Retained earnings	581.4	420.5
Accumulated other comprehensive loss	(28.1)	(16.9)

Total shareholders’ equity	911.0	759.5

Total liabilities and shareholders’ equity	$1,433.1	$1,262.8

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
Unaudited
(U.S. dollars in millions, except share and per share data)

	Three months ended		Six months ended

	June 27,	June 28,	June 27,	June 28,
	2003	2002	2003	2002

Net sales	$700.6	$567.2	$1,344.4	$1,104.6
Cost of products sold	591.3	470.2	1,128.1	901.0

Gross profit	109.3	97.0	216.3	203.6
Selling, general and administrative expenses	29.1	25.0	54.3	48.9
Asset impairment charges	—	5.5	—	10.2

Operating income	80.2	66.5	162.0	144.5
Interest expense	1.9	4.1	4.7	8.9
Interest income	0.2	0.3	0.4	0.7
Other income	7.7	5.9	22.3	5.6

Income before income taxes and cumulative effect of change in accounting principle	86.2	68.6	180.0	141.9
Provision for income taxes	5.0	2.1	10.7	8.3

Income before cumulative effect of change in accounting principle	81.2	66.5	169.3	133.6
Cumulative effect of change in accounting principle	—	—	—	(6.1)

Net income	$81.2	$66.5	$169.3	$127.5

Net income per share – Basic:
Income before cumulative effect of change in accounting principle	$1.44	$1.20	$3.01	$2.44
Cumulative effect of change in accounting principle	—	—	—	(0.11)

Net income per share – Basic	$1.44	$1.20	$3.01	$2.33

Net income per share – Diluted:
Income before cumulative effect of change in accounting principle	$1.42	$1.18	$2.97	$2.39
Cumulative effect of change in accounting principle	—	—	—	(0.11)

Net income per share – Diluted	$1.42	$1.18	$2.97	$2.28

Dividends declared per ordinary share	$0.10	$0.05	$0.15	$0.10

Weighted average number of ordinary shares outstanding:
Basic	56,273,067	55,331,300	56,244,512	54,777,193
Diluted	57,128,542	56,422,436	57,061,963	55,907,502

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
Unaudited
(U.S. dollars in millions)

	Six months ended

	June 27,	June 28,
	2003	2002

Operating activities:
Net income	$169.3	$127.5
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization other than goodwill	31.4	28.7
Amortization of debt issuance costs	1.3	1.1
Cumulative effect of change in accounting principle	—	6.1
Asset impairment charges	—	10.2
Gain on sale of equity investment	(5.5)	—
Equity in earnings of unconsolidated companies, net of dividends	0.6	1.4
Other, net	(2.7)	(0.3)
Changes in operating assets and liabilities, net of acquisitions:
Receivables	(13.2)	(17.5)
Inventories	10.3	(2.4)
Accounts payable and accrued expenses	17.8	49.0
Prepaid expenses and other current assets	(5.1)	(5.1)
Other noncurrent assets and liabilities	(1.8)	0.8

Net cash provided by operating activities	202.4	199.5

Investing activities:
Capital expenditures	(25.0)	(33.9)
Purchase of subsidiaries, net of cash acquired	(102.8)	(37.2)
Proceeds from sale of equity investments	12.8	—
Other investing activities, net	0.6	2.1

Net cash used in investing activities	(114.4)	(69.0)

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
Unaudited
(U.S. dollars in millions)

	Six months ended

	June 27,	June 28,
	2003	2002

Financing activities:
Proceeds from long-term debt	$344.9	$196.8
Payments on long-term debt	(385.5)	(344.7)
Payments on short-term borrowing	—	(4.8)
Proceeds from stock options exercised	1.8	22.6
Payment of cash dividends	(8.4)	(5.5)
Other, net	—	3.1

Net cash used in financing activities	(47.2)	(132.5)

Effect of exchange rate changes on cash and cash equivalents	0.5	0.7

Cash and cash equivalents:
Net change	41.3	(1.3)
Beginning balance	9.5	13.0

Ending balance	$50.8	$11.7

Supplemental cash flow information:
Cash paid for interest, net of capitalized interest	$3.7	$7.8

Cash paid for income taxes	$15.4	$3.0

Supplemental non-cash activities:
Capital lease obligations for new assets	$7.2	$11.9

See accompanying notes

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited

1. General

Fresh Del Monte Produce Inc. (“Fresh Del Monte”) was incorporated under the laws of the Cayman Islands on August 29, 1996 and is 47.7% owned by IAT Group Inc., which is 100% owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 8.7% of the outstanding ordinary shares of Fresh Del Monte.

In the opinion of management, the accompanying unaudited consolidated financial statements of Fresh Del Monte and subsidiaries include all adjustments, consisting of normal recurring adjustments, necessary to present fairly their financial position as of June 27, 2003 and their operating results and cash flows for the periods then ended. Interim results are subject to significant seasonal variations and may not be indicative of the results of operations that may be expected for the entire 2003 year.

Certain amounts from 2002 have been reclassified to conform to the 2003 presentation. The balance sheet at December 27, 2002 has been derived from the audited financial statements at that date.

For additional information, see Fresh Del Monte’s Consolidated Financial Statements included in Fresh Del Monte’s Annual Report on Form 20-F for the year ended December 27, 2002.

2.   Acquisitions and Dispositions

On January 27, 2003, Fresh Del Monte acquired Standard Fruit and Vegetable Co., Inc. (“Standard”), a Dallas, Texas based integrated distributor of fresh fruit and vegetables, which serves retail chains, foodservice distributors, and wholesalers in approximately 30 states. The acquisition provides Fresh Del Monte with a highly complementary distribution network, which includes four distribution facilities and increases Fresh Del Monte’s presence in key markets in the United States. In addition, the acquisition allows Fresh Del Monte to increase its product offerings to include tomatoes, potatoes, onions, strawberries and an extensive line of specialty items. The total consideration paid in connection with the Standard acquisition was approximately $102.2 million (including $2.2 million in acquisition costs). The purchase price of $100.0 million is subject to certain escrow/holdback provisions valued at $10.0 million to secure payment by the seller of any amounts that become due to Fresh Del Monte under the acquisition agreement. Of the total escrow/holdback provision according to the acquisition agreement, $2.5 million was held back by Fresh Del Monte and $7.5 million was placed in escrow. The holdback of $2.5 million was recognized as a liability in “Other noncurrent liabilities” in the accompanying balance sheet at June 27, 2003. The assets acquired consisted primarily of current assets and property, plant and equipment.

The acquisition has been accounted for as a purchase under Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”, and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed. The purchase price allocation is preliminary and subject to change pending completion of an independent purchase price allocation analysis.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

2. Acquisitions and Dispositions (continued)

The excess of the purchase price over the fair value of the assets acquired and liabilities assumed amounted to approximately $82.0 million, of which $9.7 million was preliminarily allocated to separately identified intangible assets and the remaining $72.3 million was allocated to goodwill. The goodwill and other intangible assets are being accounting for under SFAS No. 142, “Goodwill and Other Intangible Assets.” Effective January 28, 2003, the operating results of the Standard operations were consolidated with the operating results of Fresh Del Monte.

The following table summarizes the estimated fair values of the tangible assets acquired and liabilities assumed at the date of acquisition (U.S. dollars in millions):

Current assets	$19.0
Property and equipment	18.5
Other noncurrent assets	1.7
Current liabilities	(19.0)

Net assets acquired	$20.2

The following unaudited pro forma information presents a summary of 2003 and 2002 consolidated results of operations of Fresh Del Monte as if the Standard acquisition had occurred as of December 29, 2001 (U.S. dollars in millions, except share and per share data):

	Three months ended		Six months ended

	June 27,	June 28,	June 27,	June 28,
	2003	2002	2003	2002

Net sales	$700.6	$651.7	$1,367.1	$1,265.8
Income before cumulative effect of change in accounting principle	$81.2	$69.3	$169.8	$137.5
Net income	$81.2	$69.3	$169.8	$131.4
Basic per share income before cumulative effect of change in accounting principle	$1.44	$1.25	$3.02	$2.51
Basic net income per share	$1.44	$1.25	$3.02	$2.40
Diluted per share income before cumulative effect of change in accounting principle	$1.42	$1.23	$2.98	$2.46
Diluted net income per share	$1.42	$1.23	$2.98	$2.35
Number of ordinary shares used in computation:
Basic	56,273,067	55,331,300	56,244,512	54,777,193
Diluted	57,128,542	56,422,436	57,061,963	55,907,502

The unaudited pro forma results have been prepared for comparison purposes only and do not purport to represent what the actual results of operations would have been had the acquisition occurred on December 29, 2001 and may not be indicative of future results of operations.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

2.    Acquisitions and Dispositions (continued)

On April 24, 2003, Fresh Del Monte sold its 50% interest in Compañía Industrial Corrugadora Guatemala, S.A., a manufacturer of corrugated boxes. The proceeds from the sale were $12.8 million. The gain on the sale was $5.5 million and was included in “Other income” in the Consolidated Statements of Income for the three and six months ended June 27, 2003.

On June 18, 2003, Fresh Del Monte acquired the remaining 33% minority interest in Envases Industriales de Costa Rica, S.A. (“Envaco”), a manufacturer of corrugated boxes. The purchase price was $3.0 million. The acquisition has been accounted for as a purchase under SFAS No. 141. After completion of this purchase, Fresh Del Monte owns 100% of Envaco.

3.    Inventories

Inventories consisted of the following (U.S. dollars in millions):

	June 27,	December 27,
	2003	2002

Fresh produce, principally in transit	$55.0	$54.7
Raw materials and packaging supplies	63.8	67.1
Growing crops	63.2	66.6

	$182.0	$188.4

4.    Impairment of Long-Lived Assets

Effective December 29, 2001, Fresh Del Monte adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). SFAS No. 144 superseded SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” (“SFAS No. 121”) and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, “Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business. SFAS No. 144 also amended Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. Consistent with SFAS No. 121, SFAS No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. Based on the continued operating losses and decline in the estimated fair value of certain distribution facilities and other property in South Africa and South America related to the other fresh produce segment, a charge of $10.2 million for impairment of long-lived assets was recorded during the first half of 2002. Of this amount, $5.5 million was recorded during the three months ended June 28, 2002.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

5.    Long-Term Debt

On March 21, 2003, Fresh Del Monte, and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility (the “New Credit Facility”), with Rabobank Nederland, New York Branch, as administrative agent, which replaced the existing $450.0 million revolving credit facility including the $135.0 million five-year term loan maturing on May 10, 2005 (“Term Loan”). With drawdowns from the New Credit Facility, Fresh Del Monte paid off all amounts outstanding under the previous credit facility including the remaining unpaid balance of the Term Loan of $25.0 million.

The New Credit Facility also includes a swing line facility and a letter of credit facility. The New Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte’s assets, permits borrowings with an interest rate based on a spread over London Interbank Offer Rate (“LIBOR”) and expires on March 21, 2007. There were no outstanding borrowings at June 27, 2003 under the New Credit Facility.

6.    Comprehensive Income

Fresh Del Monte had comprehensive income of $70.2 million and $63.8 million for the three months ended June 27, 2003 and June 28, 2002, respectively. For the six months ended June 27, 2003 and June 28, 2002, comprehensive income was $158.2 million and $126.0 million, respectively. Comprehensive income for all periods presented consisted of net income, unrealized foreign currency translation gains and losses and net unrealized gains and losses on derivatives.

7.    Stock Based Compensation

As permitted under SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FAS 123” (“SFAS No. 148”), which amended SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), Fresh Del Monte has chosen to account for its Stock Plan under the intrinsic value method as allowed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and related interpretations. Under APB No. 25, because the exercise price of Fresh Del Monte’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recorded. SFAS No. 148 requires disclosure of the estimated fair value of employee stock options granted and pro forma financial information assuming compensation expense was recorded using these fair values.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

7.    Stock Based Compensation (continued)

For purposes of pro forma disclosures required by SFAS No. 148, the estimated fair value of the options is amortized to expense over the options’ vesting period. The following information shows the effect on net income and earnings per share as if Fresh Del Monte had applied the fair value recognition provisions of SFAS No. 123 for the first three and six months of 2003 and 2002 (U.S. dollars in millions, except share and per share data):

	Three months ended		Six months ended

	June 27,	June 28,	June 27,	June 28,
	2003	2002	2003	2002

Reported net income	$81.2	$66.5	$169.3	$127.5
Stock-based employee compensation expense under fair value method	(0.7)	(0.7)	(2.2)	(1.5)

Adjusted net income	$80.5	$65.8	$167.1	$126.0

Reported net income per ordinary share:
Basic	$1.44	$1.20	$3.01	$2.33
Diluted	$1.42	$1.18	$2.97	$2.28
Reported number of ordinary shares used in computation:
Basic	56,273,067	55,331,300	56,244,512	54,777,193
Diluted	57,128,542	56,422,436	57,061,963	55,907,502
Adjusted net income per ordinary share:
Basic	$1.43	$1.19	$2.97	$2.30
Diluted	$1.41	$1.17	$2.93	$2.26
Adjusted number of ordinary shares used in computation:
Basic	56,273,067	55,331,300	56,244,512	54,777,193
Diluted(a)	57,068,756	56,320,283	57,032,070	55,856,425

(a) For pro forma disclosure purposes only, the calculation of diluted number of ordinary shares outstanding is adjusted to include the effect of compensation costs attributable to future services not yet recognized.

8.    Hurricane Mitch

In 1998, Fresh Del Monte’s Guatemalan banana operations were damaged as a result of Hurricane Mitch. Fresh Del Monte maintained insurance for both property damage and business interruption applicable to its production facilities, including its operations in Guatemala. The policies providing the coverage for losses caused by Hurricane Mitch were subject to deductibles of $0.1 million for property damage and business interruption. Fresh Del Monte recorded recoveries under its business interruption policy related to the damage of its operations in Guatemala caused by Hurricane Mitch of $11.5 million during the six months ended June 27, 2003, which has been included in “Other income” in the Consolidated Statements of Income.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

9.    Contingencies

Starting in December 1993, two of Fresh Del Monte’s U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Mississippi, Hawaii, Costa Rica and the Philippines involving allegations by numerous foreign plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane (“DBCP”) during the period from 1965 to 1990.

In December 1998, these subsidiaries entered into a settlement in the amount of $4.6 million (the majority of which was recovered from the insurance carriers) with counsel representing approximately 25,000 individuals. Under the terms of the settlement, approximately 22,000 of these claimants dismissed their claims with prejudice and without payment. The 2,643 claimants who alleged employment on a company-related farm in Costa Rica and the Philippines and who demonstrated some injury were offered a share of the settlement funds upon execution of a release. Over 98% of these claimants accepted the terms of the settlement. A number of plaintiffs represented by new counsel in the Philippines have challenged before the Philippine court whether the settlement funds were properly distributed to their clients.

On February 16, 1999, two of Fresh Del Monte’s U.S. subsidiaries were served in the Philippines in an action entitled Davao Banana Plantation Workers’ Association of Tiburcia, Inc. v. Shell Oil Co., et al. The action is brought by the Banana Workers’ Association (the “Association”) on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. Approximately 13,000 members of the Association claim employment on a farm that was under contract to a Fresh Del Monte subsidiary at the time of DBCP use. Fresh Del Monte’s subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, Fresh Del Monte’s subsidiaries answered the complaint denying all of the plaintiff’s allegations. Fresh Del Monte’s subsidiaries believe that they have substantial defenses to the claims asserted by the Association. On October 3, 2002, the Philippine Court of Appeals ruled that the method of service used by the Association to serve the defendants was improper and dismissed the Association’s complaint. As a result of this decision, the trial court suspended the proceedings indefinitely. The Association filed a motion for reconsideration of the dismissal of its complaint, which remains pending.

Fresh Del Monte’s U.S. subsidiaries have not settled the DBCP claims of approximately 3,500 claimants represented by different counsel who filed actions in Mississippi in 1996 and Hawaii in 1997. Each of those actions was dismissed by a federal district court on grounds of forum non conveniens in favor of the courts of the plaintiffs’ home countries and appealed by the plaintiffs. As a result of the dismissal of the Hawaiian actions, several Costa Rican and Guatemalan individuals have filed the same type of actions in those countries. The Guatemalan action was dismissed for plaintiff’s failure to prosecute the action. On January 19, 2001, the Court of Appeals for the Fifth Circuit affirmed the dismissal of Fresh Del Monte’s subsidiaries for forum non conveniens and lack of personal jurisdiction for the Mississippi actions, and on October 1, 2001, the United States Supreme Court denied plaintiffs’ petition for an appeal. On April 22, 2003, the Hawaiian plaintiffs’ appeal of the dismissal was affirmed by the Supreme Court of the United States, thereby remanding the action to the Hawaiian State court.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

9.    Contingencies (continued)

On October 19, 2000, the Court of Appeals for the Fifth Circuit affirmed the dismissal of 23 non-settling defendants who had filed actions in the United States District Court in Houston, Texas. As a result, the 23 plaintiffs who did not accept the settlement are precluded from filing any new DBCP actions in the United States.

On June 19, 1995, a group of several thousand plaintiffs in an action entitled Lucas Pastor Canales Martinez, et al. v. Dow Chemical Co. et al. sued one of Fresh Del Monte’s U.S. subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana, asserting claims similar to those arising in the Texas cases due to the alleged exposure to DBCP. That action was removed to the United States District Court in New Orleans and was subsequently remanded in September 1996. Fresh Del Monte’s subsidiary has answered the complaint and asserted substantial defenses. Following the decision of the United States Court of Appeals for the Fifth Circuit in the Texas actions, this action was reremoved to federal court in November 2000. Fresh Del Monte’s subsidiary has settled with all but 13 of the Canales Martinez plaintiffs. On October 25, 2001, defendants filed a motion to dismiss the action on grounds of forum non conveniens in favor of plaintiffs’ home countries. On July 16, 2002, the district court denied that motion and the defendants filed a motion requesting immediate review by the Court of Appeals, which was denied by the district court on August 21, 2002. On August 28, 2002, defendants filed a petition for writ of mandamus before the Court of Appeals with respect to the district court’s denial of defendants’ motion to dismiss the action on grounds of forum non conveniens. On November 12, 2002, the Court of Appeals denied the petition, but stated that the district court should examine further the forum non conveniens issues. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana.

On November 15, 1999, one of Fresh Del Monte’s U.S. subsidiaries was served in two actions entitled, Godoy Rodriguez, et al. v. AMVAC Chemical Corp., et al. and Martinez Puerto, et al. v. AMVAC Chemical Corp., et al., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. These actions are brought on behalf of claimants represented by the same counsel who filed the Mississippi and Hawaii actions as well as a number of the claimants who have not accepted the settlement offer. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana. At this time, it is not known how many of the 2,962 Godoy Rodriguez and Martinez Puerto plaintiffs are claiming against Fresh Del Monte’s subsidiary.

On January 8, 2001, local residents of Honolulu, Hawaii amended their complaint (the initial complaint did not include Fresh Del Monte’s U.S. subsidiary as a defendant) in federal court to include one of Fresh Del Monte’s subsidiaries as one of several defendants for injuries allegedly caused by consuming contaminated water. Fresh Del Monte’s U.S. subsidiary has answered the complaint denying all the plaintiffs’ claims and asserting substantial defenses. The depositions of the initial set of 34 plaintiffs are completed, document discovery has been exchanged, and the trial is scheduled to commence on November 4, 2003.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

9.    Contingencies (continued)

On or about October 20, 1997, one of Fresh Del Monte’s subsidiaries and Nordeste Investimentos e Participacoes S.A. (“Nordeste”), Fresh Del Monte’s subsidiary partner in two joint venture companies, Interfruit Brasil S.A. (“IBSA”) and International Produce Trading Ltd. (“IPTL”), agreed to submit to arbitration certain disputes that arose under joint venture agreements relating to the development of and exporting of produce from a banana plantation in Brazil. In its Request for Arbitration and Reply to Nordeste’s Counterclaim, Fresh Del Monte’s subsidiary asserted claims for breach of contract, breach of duty of loyalty, misappropriation of trade secrets and proprietary information. Fresh Del Monte’s subsidiary sought injunctive relief and $43 million in damages. Nordeste asserted in its Counterclaim that Fresh Del Monte’s subsidiary breached certain contractual obligations and improperly terminated the joint venture agreements and sought to recover liquidated and other damages in the amount of approximately $39.2 million. The hearing of the claims before the arbitral tribunal was conducted in October 1999. On May 10, 2000, the arbitrators issued their award requiring Fresh Del Monte’s subsidiary to pay $2 million to Nordeste and that Nordeste and Fresh Del Monte’s subsidiary exchange the 50% ownership they each have in the two joint venture companies (IPTL and IBSA, respectively). Fresh Del Monte accrued for the $2 million award. The May 10, 2000 award directed Fresh Del Monte’s subsidiary to transfer to Nordeste all of its shares in Bananos do Brazil Ltda (“Bandebras”), which held the shares of IBSA. Unbeknownst to the arbitral tribunal, during the pendency of the arbitration, Bandebras was renamed Del Monte Fresh Produce Brasil Ltda (“DMFPB”) and to it were transferred substantial assets and operations of Fresh Del Monte in Brazil.

On June 8, 2000 the arbitral tribunal issued an Addendum to Final Award, in which the Final Award was corrected to require Fresh Del Monte’s subsidiary to transfer to Nordeste the shares of IBSA and not any other company. Fresh Del Monte’s subsidiary tendered payment of the $2 million and proposed to have a closing to affect the transfer of the shares of the two companies. Nordeste declined Fresh Del Monte’s subsidiary’s tender.

On July 24, 2001, DMFPB was served with a preliminary injunction issued by a judge of the Eighth Civil Court in Recife, Brazil, enjoining Fresh Del Monte’s subsidiary from transferring the assets and ownership of DMFPB as well as requiring the provision of certain information to the court on a monthly basis regarding DMFPB’s business pending the resolution of Nordeste’s action seeking enforcement of the May 10, 2000 arbitral award as originally entered, and declaring the addendum to that award a nullity. On August 6, 2001, DMFPB filed an appeal with the State of Pernambuco Appellate Tribunal seeking to revoke the preliminary injunction. The appeal contained a specific request addressed to the Reporting Judge of the Appellate Tribunal for the immediate suspension of the effects of the preliminary injunction. On August 21, 2001, the Reporting Judge denied DMFPB’s specific request for an immediate suspension of the preliminary injunction. On December 21, 2001, the briefs in support of the principal appeal were filed, along with a motion to transfer venue. On October 1, 2002, the court granted DMFPB’s motion to transfer venue to Fortaleza, Brazil. The three judge panel of the Appellate Tribunal has yet to rule on the merits of DMFPB’s principal appeal. On January 10, 2003, the parties entered into a settlement of all disputes.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

9.    Contingencies (continued)

Under the terms of the settlement, Fresh Del Monte’s subsidiary paid $2.3 million to Nordeste, representing the amount required by the Final Award plus interest in exchange for which Nordeste terminated all legal actions against Fresh Del Monte’s subsidiaries wherever pending. The settlement and dismissal documents were approved by the Court on April 24, 2003.

In connection with the settlement, Fresh Del Monte entered into an agreement to purchase certain agricultural assets from Nordeste and a related entity for an aggregate of $10.7 million. Fresh Del Monte’s preliminary estimate of the fair value of the assets to be purchased is $8.5 million. The excess of the purchase price over the estimated fair value of the assets to be acquired was recorded as additional settlement expense in the year ended December 27, 2002 and is accrued in the accompanying consolidated balance sheets at June 27, 2003 and December 27, 2002.

On April 7, 2001, three of Fresh Del Monte’s U.S. subsidiaries were served with a complaint filed by Maui Pineapple Company, Ltd. and Maui Land & Pineapple Company, Inc. (“Maui Pineapple”) in the Circuit Court of the 2nd Circuit, State of Hawaii, which was amended in May 2001 and April 2003. The revised second amended complaint seeks damages in excess of $1 million for claims involving breach of contract, breach of implied covenant of good faith and fair dealing, fraud/intentional misrepresentation, unjust enrichment, interference with a prospective business advantage, monopolistic trade practices, promissory estoppel, declaratory relief, injunctive relief, attorneys’ fees, pre and post judgment interest and punitive damages.

Fresh Del Monte’s U.S. subsidiaries filed a motion to dismiss the revised second amended complaint, which was denied. Accordingly, Fresh Del Monte’s U.S. subsidiaries will answer the revised second amended complaint. The parties have exchanged document discovery and several depositions have been taken. The trial is scheduled to commence on November 17, 2003.

On April 12, 2001, Maui Pineapple filed a complaint against Fresh Del Monte and three of its U.S. subsidiaries in the United States District Court for the Northern District of California for damages and injunctive relief for trademark infringement of Maui Pineapple’s Hawaiian Gold trademark, trademark dilution, Lanham Act (false advertising and false description), unfair competition, and unjust enrichment. The complaint seeks injunctive and declaratory relief, compensatory and treble damages, restitution, interest costs and attorneys’ fees.

Two of Fresh Del Monte’s U.S. subsidiaries filed an answer and affirmative defenses, and one of Fresh Del Monte’s U.S. subsidiaries filed a counterclaim for willful infringement of U.S. Patent No. 8,863. Maui Pineapple answered the counterclaim and counterclaimed for declaratory judgment seeking a declaration that the patent is invalid and not infringed. Maui Pineapple also filed counts in its counterclaim against two of Fresh Del Monte’s U.S. subsidiaries for conspiracy to monopolize, attempt to monopolize, monopolization, restraint of trade under Clayton Act Sec. 3, Lanham Act unfair competition, statutory unfair competition (California Unfair Practices Act), and interference with a prospective economic advantage. Fresh Del Monte’s U.S. subsidiaries answered Maui Pineapple’s counterclaim, denying the alleged violations.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

9.    Contingencies (continued)

Fresh Del Monte and one of its U.S. subsidiaries filed a motion to dismiss for lack of personal jurisdiction. In September 2001, the Court granted the motion in part by dismissing Fresh Del Monte while denying it in part by declining to dismiss Fresh Del Monte’s U.S. subsidiary, which then answered the complaint. The Court also granted Maui Pineapple’s motion to bifurcate the patent counterclaim from the trademark claims. Accordingly, the trademark claims and patent claims proceeded on separate, but parallel, tracks.

In November 2002, the Court granted summary judgment in favor of Fresh Del Monte’s U.S. subsidiaries on all of Maui Pineapple’s claims related to the companies’ use of the Del Monte Gold trademark. The remainder of Maui Pineapple’s claims were confidentially settled in mediation in November 2002. The settlement and dismissal documents for the trademark case were finalized in April 2003.

In the patent action, the parties have exchanged documents and depositions have been taken. Fresh Del Monte’s subsidiaries motion to dismiss its patent infringement claim was granted on April 4, 2003. The trial of Maui Pineapple’s counterclaim in the patent case is set to commence on October 13, 2003.

On November 13, 2002, Eastbrook Caribe A.V.V., an Aruba company, which claims to be an assignee of certain individuals and entities purporting to be former indirect shareholders of Fresh Del Monte’s predecessor, filed in the Supreme Court of the State of New York (Trial Court), County of New York, a summons with notice purporting to assert claims against Fresh Del Monte, a subsidiary of Fresh Del Monte and certain current and former directors, officers and shareholders of Fresh Del Monte and its predecessor (the “New York Complaint”). On April 16, 2003, Fresh Del Monte was served with the New York Complaint in this matter.

On December 30, 2002, Fresh Del Monte was served with a complaint filed on December 18, 2002 in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida by 11 Mexican individuals and corporations, who claim to have been former indirect shareholders of Fresh Del Monte’s predecessor, against Fresh Del Monte, and certain current and former directors, officers and shareholders of Fresh Del Monte and its predecessor (the “Florida Complaint”).

The New York Complaint and the Florida Complaint both allege that instead of proceeding with a prospective buyer who offered superior terms, the former chairman of Fresh Del Monte’s predecessor and majority shareholder, agreed to sell the company’s predecessor to its current majority shareholder at a below market price as the result of commercial bribes allegedly paid by Fresh Del Monte’s majority shareholder and chief executive officer to Fresh Del Monte’s predecessor’s former chairman. On February 20, 2003, Fresh Del Monte filed a motion to dismiss the Florida Complaint and the oral argument was heard on June 19, 2003. On July 22, 2003, the court granted in part and denied in part Fresh Del Monte’s motion to dismiss the Florida Complaint. The court dismissed two of the eleven counts of the Florida Complaint. On May 19, 2003, Fresh Del Monte filed a motion to dismiss the New York Complaint. That motion remains pending. Fresh Del Monte believes that the allegations of the New York Complaint and the Florida Complaint are entirely without merit.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

9.    Contingencies (continued)

Fresh Del Monte’s subsidiaries intend to vigorously defend themselves in all of these matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, on any of the above-described matters and no accruals or expenses have been recorded as of June 27, 2003, except as previously discussed related to Nordeste and Maui Pineapple actions.

In 1980, elevated levels of certain chemicals were detected in the soil and ground water at a plantation leased by one of Fresh Del Monte’s U.S. subsidiaries in Honolulu, Hawaii (“Kunia Well Site”). Shortly thereafter, Fresh Del Monte’s subsidiary discontinued the use of the Kunia Well Site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the Environmental Protection Agency (“EPA”) identified the Kunia Well Site for potential listing on the National Priorities List (“NPL”) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. On September 28, 1995, Fresh Del Monte’s subsidiary entered into an order (the “Order”) with the EPA to conduct the remedial investigation and the feasibility study of the Kunia Well Site. Under the terms of the Order, Fresh Del Monte’s subsidiary submitted a remedial investigation report in November 1998 and a final draft feasibility study in December 1999 (which was updated from time to time) for review by the EPA. The EPA approved the remedial investigation report in February 1999 and the feasibility study on April 22, 2003.

The estimated remediation costs associated with this matter range from $5.4 million to $27.0 million, based on an updated draft of the final feasibility study submitted in October 2002 and finalized in February 2003. Certain portions of these estimates have been discounted using a 5% interest rate.

The undiscounted estimates are between $6.9 million and $31.4 million. As a result of communications with the EPA during 2001, Fresh Del Monte recorded a charge of $15.0 million in the third quarter of 2001 to increase the recorded liability to the estimated expected future cleanup cost for the Kunia Well Site of $19.1 million.

Based on conversations with the EPA during the third quarter of 2002 and consultation with Fresh Del Monte’s legal counsel and other experts, Fresh Del Monte recorded a charge of $7.0 million during the third quarter of 2002 to increase the accrual for the expected future clean up costs for the Kunia Well Site. Accordingly, an accrual of $26.1 million is included in other noncurrent liabilities in the accompanying consolidated balance sheets at June 27, 2003 and December 27, 2002.

In August of 2002, Fresh Del Monte’s subsidiary received information that additional spills of certain chemicals and DBCP may have occurred at the plantation during the 1950s and 1960s. Fresh Del Monte’s subsidiary reported this information to the EPA and submitted a plan to the EPA to investigate for potential contamination. The sampling plan was performed in October 2002. The results of the sampling plan indicated that such spills that may have occurred did not cause significant contamination and should not impact the projected remedial costs for the Kunia Well Site.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

9.    Contingencies (continued)

In addition to the foregoing, Fresh Del Monte’s subsidiaries are involved, from time to time, in various claims and legal actions incident to their operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on Fresh Del Monte’s financial position or operating results.

10.    Earnings Per Share

Basic and diluted per share income are calculated as follows (U.S. dollars in millions, except share and per share data):

	Three months ended		Six months ended

	June 27,	June 28,	June 27,	June 28,
	2003	2002	2003	2002

Numerator:
Income before cumulative effect of change in accounting principle	$81.2	$66.5	$169.3	$133.6
Denominator:
Denominator for basic earnings per share – weighted average number of ordinary shares outstanding	56,273,067	55,331,300	56,244,512	54,777,193
Effect of dilutive securities:
Employee stock options	855,475	1,091,136	817,451	1,130,309

Denominator for diluted earnings per share	57,128,542	56,422,436	57,061,963	55,907,502

Income before cumulative effect of change in accounting principle per share:
Basic	$1.44	$1.20	$3.01	$2.44
Diluted	$1.42	$1.18	$2.97	$2.39

11.    Business Segment Data

Fresh Del Monte is principally engaged in one major line of business, the production, distribution and marketing of bananas and other fresh produce. Fresh Del Monte’s products are sold in markets throughout the world, with its major producing operations located in North, Central and South America, the Asia-Pacific region and Africa.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

11.    Business Segment Data (continued)

Through June 27, 2003, Fresh Del Monte’s operations have been aggregated on the basis of its products: bananas, other fresh produce and non-produce. Other fresh produce includes pineapples, melons, tomatoes, potatoes, onions, strawberries, grapes, non-tropical fruit (including citrus, apples, pears, peaches, plums, nectarines, apricots and kiwi), fresh-cut produce and other fruit and vegetables. Non-produce includes a third-party ocean freight container business, a plastic product and box manufacturing business, a poultry business and a grain business.

Fresh Del Monte evaluates performance based on several factors, of which net sales and gross profit are the primary financial measures (U.S. dollars in millions):

	Three months ended				Six months ended

	June 27, 2003		June 28, 2002		June 27, 2003		June 28, 2002

	Net	Gross	Net	Gross	Net	Gross	Net	Gross
	sales	profit	sales	profit	sales	profit	sales	profit

Bananas	$266.5	$28.0	$267.6	$30.8	$520.8	$62.3	$495.1	$61.0
Other fresh produce	406.4	79.0	272.7	62.0	765.2	149.1	556.0	137.3
Non-produce	27.7	2.3	26.9	4.2	58.4	4.9	53.5	5.3

Total	$700.6	$109.3	$567.2	$97.0	$1,344.4	$216.3	$1,104.6	$203.6

	June 27, 2003	December 27, 2002

Identifiable assets:
North America	$360.1	$226.4
Europe	244.0	234.4
Asia-Pacific	69.4	55.3
Central and South America	458.0	475.0
Maritime equipment (including containers)	158.3	159.7
Corporate	143.3	112.0

Total assets	$1,433.1	$1,262.8

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
Unaudited

12.    New Accounting Pronouncements

Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities,” (“FIN No. 46”) is effective immediately for all enterprises with variable interests in variable interest entities created after January 31, 2003. The provisions of FIN No. 46 must be applied to variable interests in variable interest entities created before February 1, 2003 from the beginning of the third quarter of 2003. If an entity is determined to be a variable interest entity, it must be consolidated by the enterprise that absorbs the majority of the entity’s expected losses if they occur, receives a majority of the entity’s expected residual returns if they occur, or both. Where it is reasonably possible that the company will consolidate or disclose information about a variable interest entity, the company must disclose the nature, purpose, size and activity of the variable interest entity and the company’s maximum exposure to loss as a result of its involvement with the variable interest entity in all financial statements issued after January 31, 2003. Fresh Del Monte is in process of evaluating the impact the adoption of FIN No. 46 will have on its financial position, results of operations or cash flows.

13.    Subsequent Event

On July 9, 2003, Fresh Del Monte announced that its Board of Directors declared the regular quarterly cash dividend of $0.10 per share, payable on September 4, 2003 to shareholders of record as of August 12, 2003.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Unaudited

Liquidity and Capital Resources

Net cash provided by operating activities was $202.4 million for the first six months of 2003 as compared to $199.5 million for the first six months of 2002. The increase in cash provided by operating activities was primarily attributed to the increase in net income and reduction in inventories, combined with changes in other operating assets and liabilities.

Working capital was $145.2 million at June 27, 2003 and $103.4 million at December 27, 2002, an increase of $41.8 million.

Net cash used in investing activities for the first six months of 2003 was $114.4 million compared with net cash used in investing activities of $69.0 million for the first six months of 2002. Net cash used in investing activities for the first six months of 2003 consisted primarily of capital expenditures of $25.0 million, including replacement capital; and the acquisition of Standard Fruit and Vegetable Co., Inc. (“Standard”) for approximately $99.8 million. The acquisition included four distribution facilities, increases Fresh Del Monte’s presence in key markets in the United States and allows Fresh Del Monte to increase its product offerings to include tomatoes, potatoes, strawberries, onions and an extensive line of specialty items. Net cash used in investing activities for the first six months of 2003 also included the acquisition of the remaining minority interest in Envases Industriales de Costa Rica, S.A., a manufacturer of corrugated boxes, for $3.0 million. Capital expenditures in the first six months of 2003 were primarily for expansion of our production facilities in South and Central America and distribution and fresh-cut facilities in North America.

For the first six months of 2002, net cash used in investing activities consisted primarily of capital expenditures of $33.9 million and the acquisition of certain assets of U.K.-based Fisher Foods Limited’s chilled division from administrative receivers for approximately $37.2 million. This acquisition included three facilities dedicated to chilled fresh-cut produce and bagged and dressed salads such as coleslaw and potato salad.

Net cash used in financing activities for the first six months of 2003 and 2002 was $47.2 million and $132.5 million, respectively. Net cash used in financing activities for the first six months of 2003 consisted primarily of net repayments of long-term debt of $40.6 million compared to net repayments of long-term debt of $147.9 million for the first six months 2002.

On March 21, 2003, Fresh Del Monte, and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility (the “New Credit Facility”), with Rabobank Nederland, New York Branch, as administrative agent, which replaced the existing $450.0 million revolving credit facility including the $135.0 million five-year term loan maturing on May 10, 2005 (“Term Loan”). With drawdowns from the New Credit Facility, Fresh Del Monte paid off all amounts outstanding under the previous credit facility including the remaining unpaid balance of the Term Loan of $25.0 million.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
Unaudited

Liquidity and Capital Resources (continued)

At June 27, 2003, Fresh Del Monte had $392.6 million available under committed working capital facilities, all of which is represented by the New Credit Facility. The New Credit Facility also includes a swing line facility and a letter of credit facility. At June 27, 2003, $7.4 million of available credit was applied towards the issuance of letters of credit. The New Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte’s assets, permits borrowings with an interest rate based on a spread over the London Interbank Offered Rate (“LIBOR”) and expires on March 21, 2007. There were no outstanding borrowings on the New Credit Facility at June 27, 2003.

As of June 27, 2003, Fresh Del Monte had $54.4 million of long-term debt and capital lease obligations, including the current portion, consisting of $19.7 million of long-term debt related to refrigerated vessel loans, $7.7 million of other long-term debt and $27.0 million of capital lease obligations.

As of June 27, 2003, Fresh Del Monte had cash and cash equivalents of $50.8 million.

Results of Operations

Second Quarter 2003 Compared with Second Quarter 2002

Net Sales. Net sales for the second quarter of 2003 were $700.6 million compared with $567.2 million for the second quarter of 2002. The increase in net sales of $133.4 million was attributable to growth in the Del Monte Gold ™ pineapple business, increases in net sales of grapes and non-tropical fruit, and new product offerings from acquisitions. Acquisitions combined contributed a total of $121.0 million during the second quarter of 2003. Excluding the effects of acquisitions, the remaining increase in net sales was primarily attributable to an increase in per unit sales prices of Del Monte Gold ™ pineapples in Europe and North America and an increase in sales volumes of Del Monte Gold ™ pineapples across all regions; combined with an increase in sales volumes of grapes and an increase in per unit sales prices of non-tropical fruit. These increases were offset by lower volumes of melons as a result of adverse weather conditions in growing regions in Latin America.

Net sales were positively impacted by a weaker U.S. dollar versus the Euro, British pound and Japanese yen. The net effect of foreign exchange in the second quarter of 2003 compared with the same period of 2002 was an increase in net sales of approximately $29.4 million.

Cost of Products Sold. Cost of products sold was $591.3 million for the second quarter of 2003 compared with $470.2 million for the second quarter of 2002, an increase of $121.1 million primarily due to higher other fresh produce sales volumes due to acquisitions, combined with higher containerboard and sea transportation costs as well as higher operating costs as a result of acquisitions and expansion of the North America distribution network.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
Unaudited

Second Quarter 2003 Compared with Second Quarter 2002 (continued)

Gross Profit. Gross profit was $109.3 million for the second quarter of 2003 compared with $97.0 million for the same period in 2002. The increase of $12.3 million was principally the result of higher gross profits of Del Monte Gold ™ pineapples, grapes and non-tropical fruit; as well as additional gross profit from acquisitions. As a percentage of sales, gross profit margin decreased to 15.6% in the second quarter of 2003 compared to 17.1% in the second quarter of 2002. Gross profit margin as a percent of sales decreased primarily as a result of an unusually high gross profit margin in the second quarter of 2002 due to higher per unit sales prices of bananas, combined with reduced containerboard costs. Gross margin for the second quarter of 2003 was affected by lower per unit sales prices of bananas, lower sales volumes of melons, higher containerboard costs and higher sea transportation costs combined with a shift in sales mix to high volume, high inventory turnover products from the Standard acquisition.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $4.1 million from $25.0 million in the second quarter of 2002 to $29.1 million for the second quarter of 2003. The increase is principally due to higher administrative expenses as the result of acquisitions as well as for professional fees related to business development and on-going litigation.

Asset Impairment Charges. A charge of $5.5 million for impairment of long-lived assets was recorded during the second quarter of 2002 due to the decline in the fair value of certain long-term assets in South America related to the other fresh produce segment.

Operating Income. Operating income for the second quarter of 2003 was $80.2 million compared with $66.5 million for the same period in 2002, an increase of $13.7 million. This increase in operating income was attributable to the increase in gross profit and the asset impairment charge in the second quarter of 2002, offset by the increase in selling, general and administrative expenses.

Interest Expense. Interest expense decreased $2.2 million to $1.9 million for the second quarter of 2003 compared with $4.1 million for the second quarter of 2002, as a result of lower average debt balances.

Other Income. Other income increased by $1.8 million from $5.9 million for the second quarter of 2002 to $7.7 million for the second quarter of 2003. The increase is due primarily to a gain on the sale of the 50% interest in Compañía Industrial Corrugadora Guatemala, S.A., a manufacturer of corrugated boxes of $5.5 million recorded in the second quarter of 2003 offset by lower exchange gains.

Provision for Income Taxes. Provision for income taxes increased from $2.1 million in the second quarter of 2002 to $5.0 million in the second quarter of 2003 primarily due to higher taxable income in the U.S.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
Unaudited

First Six Months of 2003 Compared with First Six Months of 2002

Net Sales. Net sales for the first six months of 2003 were $1,344.4 million compared with $1,104.6 million for the first six months of 2002. The increase in net sales of $239.8 million was attributable to increases in net sales of bananas, growth in the Del Monte Gold ™ pineapple business, increases in net sales of grapes and non-tropical fruit, and new product offerings from acquisitions. Acquisitions combined contributed a total of $200.3 million during the second quarter of 2003. Excluding the effects of acquisitions, the remaining increase in net sales is primarily the result of higher sales volumes and per unit sales prices of bananas, pineapples and non-tropical fruit during the first six months of 2003, offset by lower sales volumes of melons due to adverse weather conditions in growing regions in Latin America.

Net sales were positively impacted by a weaker U.S. dollar versus the Euro, British pound and Japanese yen. The net effect of foreign exchange in the first six months of 2003 compared with the same period of 2002 was an increase in net sales of approximately $54.3 million.

Cost of Products Sold. Cost of products sold was $1,128.1 million for the first six months of 2003 compared with $901.0 million for the first six months of 2002, an increase of $227.1 million. The increase is primarily due to higher other fresh produce sales volumes due to acquisitions as well as higher sea transportation and containerboard costs combined with higher operating from acquisitions and the expansion of the North America distribution network.

Gross Profit. Gross profit was $216.3 million for the first six months of 2003 compared with $203.6 million for the same period in 2002. The increase of $12.7 million was primarily attributable to sales of Del Monte Gold ™ pineapples and non-tropical fruit, as well as sales generated by acquisitions. As a percentage of net sales, gross profit margin decreased to 16.1% in the first six months of 2003 from 18.4% in the first six months of 2002 primarily due to higher containerboard and transportation costs in the first six months of 2003. Gross profit margin as a percent of sales for 2003 was also affected by a shift in sales mix to high volume, high inventory turnover products from the Standard acquisition.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $5.4 million to $54.3 million in the first six months of 2003 compared with $48.9 million in the first six months of 2002. The increase was principally due to higher administrative expenses related to acquisitions as well as higher professional fees related to business development and on-going litigation.

Asset Impairment Charges. Based on the continued operating losses of certain distribution facilities in South Africa and Argentina and a decline in the fair value of certain long-term assets in South America related to the other fresh produce segment, a charge of $10.2 million for impairment of long-lived assets was recorded during the first half of 2002.

Operating Income. Operating income for the first six months of 2003 was $162.0 million compared with $144.5 million for the same period in 2002, an increase of $17.5 million. The increase is due primarily to the increase in gross profit and the asset impairment charges of $10.2 million in the first six months of 2002, partially offset by the increase in selling, general and administrative expenses.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
Unaudited

First Six Months of 2003 Compared with First Six Months of 2002 (continued)

Interest Expense. Interest expense decreased $4.2 million to $4.7 million for the first six months of 2003 compared with $8.9 million for the first six months of 2002, primarily as a result of lower average debt balances.

Other Income. Other income increased by $16.7 million from $5.6 million for the first six months of 2002 to $22.3 million for the first six months of 2003. The change is due primarily to insurance recoveries of $11.5 million from Hurricane Mitch in 1998. The increase is also due to a gain on the sale of the 50% interest in Compañía Industrial Corrugadora Guatemala, S.A., a manufacturer of corrugated boxes of $5.5 million recorded in the second quarter of 2003.

Provision for Income Taxes. Provision for income taxes increased from $8.3 million in the first six months of 2002 to $10.7 million for the first six months of 2003 primarily due to higher taxable income in the U.S.

Seasonality

Interim results are subject to significant seasonal variations and may not be indicative of the results of operations that may be expected for the entire 2003 year.

FRESH DEL MONTE PRODUCE INC.
AND SUBSIDIARIES

Disclosure Controls and Procedures

As of June 27, 2003, we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a or 15d. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us that is required to be included in our periodic filings with the SEC. There have been no significant changes in our internal controls or, to our knowledge, in other factors that could significantly affect those internal controls subsequent to the date we carried out our evaluation, and there have been no corrective actions with respect to significant deficiencies or material weaknesses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Del Monte Produce Inc.

Date: July 30, 2003	By:
/s/ Hani El-Naffy Hani El-Naffy President & Chief Operating Officer

By:
/s/ John F. Inserra John F. Inserra Executive Vice President & Chief Financial Officer